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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

ISLE OF CAPRI CASINOS, INC.
(Name of Subject Company (Issuer))

ISLE OF CAPRI CASINOS, INC.
(Name of Filing Persons (Issuer and Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

464592104
(CUSIP Number of Class of Securities (Underlying Common Stock))

Dale R. Black
Senior Vice President and Chief Financial Officer
600 Emerson Road, Suite 300
St. Louis, Missouri 63141
(314) 813-9200
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Philip J. Niehoff
Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee
$3,128,000	$122.93
  *
  Calculated solely for purposes of determining the filing fee. This calculation assumes that all eligible options are exchanged for restricted stock or cash, as the case may be. The shares of restricted stock issuable have an aggregate value of $2,928,000 as of September 3, 2008 based on the average of the high and low sale prices of Isle of Capri, Inc.'s common stock on the Nasdaq Global Select Market on September 3, 2008, and Isle of Capri, Inc. will pay approximately $200,000 in cash for eligible options.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.    SUMMARY TERM SHEET.

        The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated September 5, 2008 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

(a)
Name and Address.    The name of the issuer is Isle of Capri Casinos, Inc., a Delaware corporation (the "Company" or "Isle of Capri"). The Company's principal executive office is located at 600 Emerson Road, Suite 300, St. Louis, Missouri 63141, and its telephone number is (314) 813-9200. The information in the Offer to Exchange under Section 10 ("Information Concerning Isle of Capri Casinos, Inc.") is incorporated herein by reference.

(b)
Securities.    This Tender Offer Statement on Schedule TO relates to an offer (the "Offer") by the Company to eligible directors and employees to exchange certain outstanding eligible options to purchase shares of Isle of Capri's common stock, par value $0.01 per share ("Common Stock"), that were originally granted under the Company's 1993 Long-Term Stock Incentive Plan and the Company's 2000 Long-Term Stock Incentive Plan (the "2000 Plan") which provides for options to purchase Common Stock, as well as restricted shares of Common Stock (such restricted shares being referred to herein as "Restricted Stock") that will be granted under the 2000 Plan upon the terms and subject to the conditions set forth in the Offer to Exchange. As of September 5, 2008, options to purchase approximately 2,900,000 shares of Common Stock were eligible for exchange in the Offer. The information set forth in the Offer to Exchange under "Summary Term Sheet" and in Section 1 ("Eligibility"), Section 2 ("Number of Shares of Restricted Stock; Amount of Cash; Expiration Date"), Section 6 ("Acceptance of Options for Exchange and Issuance of Restricted Stock and Payment of Cash") and Section 9 ("Source and Amount of Consideration; Terms of Restricted Stock") is incorporated herein by reference.

(c)
Trading and Market Price.    The information set forth in the Offer to Exchange under Section 8 ("Price Range of Our Common Stock") is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

(a)
Name and Address.    The filing person is the subject company, Isle of Capri Casinos, Inc. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Appendix A to the Offer to Exchange ("Information about the Directors and Executive Officers of Isle of Capri Casinos, Inc.") is incorporated by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

(a)
Material Terms.    The information set forth in the Offer to Exchange under "Summary Term Sheet" and in Section 1 ("Eligibility"), Section 2 ("Number of Shares of Restricted Stock; Amount of Cash; Expiration Date"), Section 4 ("Procedures for Tendering Options"), Section 5 ("Withdrawal Rights and Change of Election"), Section 6 ("Acceptance of Options for Exchange and Issuance of Restricted Stock and Payment of Cash"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of Restricted Stock"), Section 12 ("Accounting Consequences of the Offer"), Section 13 ("Legal Matters; Regulatory Approvals"), Section 14 ("Material U.S. Federal Income Tax Consequences") and Section 15 ("Extension of Offer; Termination; Amendment"), is incorporated herein by reference.

(b)
Purchases.    The information in the Offer to Exchange under Section 11 ("Interests of Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5.    PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)
Agreements Involving the Subject Company's Securities.    The information set forth in the Offer to Exchange under Section 11 ("Interests of Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The 2000 Plan filed as Exhibit (d)(1) and the Form of Restricted Stock Agreement pursuant to such plan filed as Exhibit (d)(2) are incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)
Purposes.    The Offer is being conducted for compensatory purposes as described in the Offer to Exchange. The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

(b)
Use of Securities Acquired.    The information set forth in the Offer to Exchange under Section 6 ("Acceptance of Options for Exchange and Issuance of Restricted Stock and Payment of Cash") and Section 12 ("Accounting Consequences of the Offer") is incorporated herein by reference.

(c)
Plans.    The information set forth in the Offer to Exchange under Section 10 ("Information Concerning Isle of Capri Casinos, Inc.") is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)
Source of Funds.    The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of Restricted Stock") and Section 16 ("Fees and Expenses") is incorporated herein by reference.

(b)
Conditions.    The information set forth in the Offer to Exchange under Section 7 ("Conditions of the Offer") is incorporated herein by reference.

(c)
Borrowed Funds.    Not applicable.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)
Securities Ownership.    The information set forth in the Offer to Exchange under Section 11 ("Interests of Officers; Transactions and Arrangements Concerning the Options") and Appendix A ("Information About the Directors and Executive Officers of Isle of Capri Casinos, Inc.") is incorporated herein by reference.

(b)
Securities Transactions.    The information set forth in the Offer to Exchange under Section 11 ("Interests of Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable.

ITEM 10.    FINANCIAL STATEMENTS.

(a)
Financial Information.    The information set forth in the Offer to Exchange under Section 10 ("Information Concerning Isle of Capri Casinos, Inc.") and Section 17 ("Additional Information"), in Isle of Capri's Annual Report on Form 10-K for its fiscal year ended April 27, 2008 and in Isle of Capri's Quarterly Report on Form 10-Q for its fiscal quarter ended July 27, 2008 is incorporated herein by reference. A copy of the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q can be accessed electronically on the Securities and Exchange Commission's web site at www.sec.gov.

(b)
Pro Forma Information.    Not applicable.

(c)
Summary Information.    The information set forth in the Offer to Exchange under Section 10 ("Information Concerning Isle of Capri Casinos, Inc.") is incorporated herein by reference.

ITEM 11.    ADDITIONAL INFORMATION.

(a)
Agreements, Regulatory Requirements and Legal Proceedings.    The information set forth in the Offer to Exchange under Section 11 ("Interests of Officers; Transactions and Arrangements Concerning the Options") and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

(b)
Other Material Information.    Not applicable.

ITEM 12.    EXHIBITS

A list of exhibits filed herewith is contained on the Exhibit Index immediately preceding such exhibits and is incorporated herein by reference.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ISLE OF CAPRI CASINOS, INC.
By:	/s/ DALE R. BLACK Dale R. Black Senior Vice President and Chief Financial Officer

Dated: September 5, 2008

 EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

(a)(l)(A)	Offer to Exchange, dated September 5, 2008.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Withdrawal.
(a)(1)(D)	Tax Payment Election Form.
(a)(1)(E)	Form of E-mail from Chief Executive Officer to Eligible Directors and Employees, dated September 5, 2008, regarding "Announcement of Option Exchange Offer."
(a)(1)(F)	Form of Individual Statement of Options.
(a)(1)(G)
Isle of Capri Casinos, Inc. 2000 Long-Term Stock Incentive Plan (Incorporated by reference to the document filed as an exhibit to Isle of Capri Casinos, Inc.'s Proxy Statement for the fiscal year ended April 30, 2000 (File No. 0-20538)).
(a)(1)(H)	Form of Restricted Stock Agreement under Isle of Capri Casinos, Inc. 2000 Long-Term Stock Incentive Plan.
(a)(1)(I)	Isle of Capri Casinos, Inc. Annual Report on Form 10-K for its fiscal year ended April 27, 2008 is incorporated herein by reference.
(a)(1)(J)	Isle of Capri Casinos, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended July 27, 2008 is incorporated herein by reference.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Isle of Capri Casinos, Inc. 2000 Long-Term Stock Incentive Plan (see Exhibit (a)(1)(G) above).
(d)(2)	Form of Restricted Stock Agreement under Isle of Capri Casinos, Inc. 2000 Long-Term Stock Incentive Plan (see Exhibit (a)(1)(H) above).
(g)	Not applicable.
(h)	Not applicable.

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  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
EXHIBIT INDEX